Exhibit 4.1

AMENDMENT NO. 2 TO

AMENDED AND RESTATED INDENTURE

THIS AMENDMENT NO. 2 TO AMENDED AND RESTATED INDENTURE (this “Amendment”) is entered into as of December 31, 2019, by and among GWG Holdings, Inc., a Delaware corporation, as obligor (the “Company”), GWG Life, LLC, a Delaware limited liability company, as guarantor (the “Guarantor”), and Bank of Utah, a Utah corporation, as trustee (the “Trustee”), for the purpose of amending that certain Amended and Restated Indenture by and among the Company, the Guarantor and the Trustee, dated as of October 23, 2017 (as amended as of the date hereof, the “Indenture”).

Section 9.2(a) of the Indenture provides that, except as set forth in Section 9.1 of the Indenture or as otherwise set forth in Section 9.2(a) of the Indenture, the Company and the Trustee may amend the Indenture with the consent of the Holders of at least a majority in principal amount of the then-outstanding Securities; provided, that if any such amendment would affect fewer than all classes or series of Securities under this Indenture, then only the written consent of the Holders of a majority in principal amount of the then-outstanding classes or series of Securities so affected is required. Section 9.2(c) of the Indenture provides that any consent of the Holders required to amend the Indenture need not be affirmative, and that consent of a Holder will be presumed if that Holder does not object within 30 days of a written request for consent so long as such written request specifically states in prominent type that the consent of the Holder will be presumed if no objection is made within the applicable 30-day period. Finally, Section 9.4(b) of the Indenture provides that the Company may fix a record date for determining which Holders must consent to an amendment of the Indenture.

As of the date of this Amendment, there are only two classes of Securities—L Bonds and Seller Trust L Bonds—outstanding under the Indenture, and the amendments will affect both classes of Securities. This Amendment has been: (i) distributed to the Holders of Securities as of November 26, 2019 (which date is the record date set by the Company for determining which Holders must consent to this Amendment), together with related disclosure material and a specific statement in prominent type to the effect that the consent of the Holders will be presumed if no objection is made within a 30-day period; and (ii) consented to, pursuant to the terms and conditions of the Indenture, by the Holders of a majority in principal amount of the Securities outstanding as of that record date.

NOW, THEREFORE, the Indenture is hereby amended as follows:

1. Section 1.1 of the Indenture is amended to add the following new defined terms in the appropriate alphabetical order:

“Beneficient LP” means The Beneficient Company Group, L.P.

“Commercial Loan Agreement” means one or more commercial loans made (whether before, on or after the date hereof) by the Company or one of its direct or indirect Subsidiaries (other than Beneficient LP and its direct and indirect Subsidiaries and controlled Affiliates) to Beneficient LP or one of its direct or indirect Subsidiaries or controlled Affiliates.

“Excluded Indebtedness” means Indebtedness or any portion thereof (A) the principal and accrued but unpaid interest of which is payable at the Company's option, pursuant to the terms of such Indebtedness or otherwise, in Capital Stock of the Company or securities mandatorily convertible into or exchangeable for Capital Stock of the Company, or (B) any Indebtedness that is reasonably expected to be converted or exchanged, directly or indirectly, into Capital Stock of the Company, provided that under the terms of such Indebtedness in the event any such conversion or exchange does not occur in accordance with the terms of such transaction, such Indebtedness would be cancelled and any assets received in exchange for such Indebtedness would be returned (a “Repurchase Transaction”).

2. Section 1.1 of the Indenture is further amended to amend the following existing defined terms to read in their entirety as follows:

“Indebtedness” means, with respect to any Person and without duplication, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or representing the balance deferred and unpaid of the purchase price of any property (including capital lease obligations) or representing any hedging obligations, if and to the extent any of the foregoing indebtedness (other than letters of credit and hedging obligations) would appear as a liability upon a consolidated balance sheet of such Person prepared in accordance with GAAP, and also includes, to the extent not otherwise included, (a) the guarantee of items that would be included within this definition, and (b) liability for items that would arise by operation of a Person’s status as a general partner of a partnership.

“Pricing Model” means the latest version of the Life Insurance Policy pricing model owned by ClariNet LS and licensed by Company (or a substantially similar model commonly supported by the actuarial profession), which model shall calculate expected cash flows from a portfolio of Life Insurance Policies utilizing the probabilistic methodology, the Life Expectancy of Insureds, and the VBT Select Table.

“Weighted Average Cost of Capital” means a percentage equal to the weighted-average interest rate paid by the Company and its direct and indirect Subsidiaries on outstanding Indebtedness (other than Excluded Indebtedness) for the month immediately preceding the Calculation Date. For purposes of the preceding sentence, the “interest rate paid” shall exclude all dividend payments made, and all commission payments and other underwriting compensation expenses incurred in connection with any financing transactions, by the Company and its direct and indirect Subsidiaries.

3. Section 4.7 of the Indenture is amended to read in its entirety as follows:

Section 4.7 FINANCIAL COVENANT – DEBT COVERAGE RATIO

The Company covenants that, so long as any of the Securities are outstanding, the aggregate principal amount of all the Company’s Indebtedness from time to time outstanding hereunder shall not cause the Debt Coverage Ratio as of the last day of any fiscal quarter to exceed ninety percent (90%). The “Debt Coverage Ratio” is a ratio, expressed as percentage, of (A) the aggregate sum of all Indebtedness (other than Excluded Indebtedness) of the Company and its direct and indirect Subsidiaries (including the Securities issued under this Indenture, but excluding any Indebtedness of Beneficient LP and its direct and indirect Subsidiaries) as reflected on the Company’s most recent consolidated balance sheet prepared in accordance with GAAP over (B) the sum of (i) Net Present Asset Value of Life Insurance Policies owned by the Company and its direct or indirect Subsidiaries or Affiliates, but excluding Life Insurance Policies held by Beneficient LP and its direct and indirect Subsidiaries and controlled Affiliates, plus (ii) all cash (and cash equivalents) held by the Company and its direct or indirect Subsidiaries or Affiliates, but excluding the cash (and cash equivalents) held by Beneficient LP and its direct and indirect subsidiaries, plus (iii) the original cost basis in the Company’s investment in common units or other securities of Beneficient LP, plus (iv) the outstanding principal amount of any outstanding loans made under a Commercial Loan Agreement, plus (v) the cost basis of assets contributed to the Company or any direct or indirect Subsidiary of the Company in connection with a Repurchase Transaction, plus (vi) without duplication, the value of all other assets of the Company and its direct and indirect Subsidiaries or Affiliates (but excluding the value of assets of Beneficient LP and its direct and indirect Subsidiaries) as reflected on its most recent consolidated balance sheet prepared in accordance with GAAP.

4. Capitalized terms contained in this Amendment and not otherwise defined shall, unless the context requires otherwise, have the meanings ascribed to them in the Indenture.

5. Other than as set forth herein, the Indenture shall remain unaffected by this Amendment.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first set forth above.

GWG HOLDINGS, INC.

By:	/s/ Murray T. Holland
Name:	Murray T. Holland
Title:	President and Chief Executive Officer

GWG LIFE, LLC

By:	/s/ Murray T. Holland
Name:	Murray T. Holland
Title:	President and Chief Executive Officer

BANK OF UTAH
(not in its individual capacity but as Trustee

By:	/s/ Kade Baird
Name:	Kade Baird
Title:	Assistant Vice President

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